Exhibit 5

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

------------------------------------------
                                          )
                                          )
INGALLS & SNYDER, LLC, INGALLS & SNYDER   )
VALUE PARTNERS, L.P., THOMAS O. BOUCHER,  )
JR., and ROBERT L. GIPSON,                )
                                          )       C.A. NO.: ____________
                  PLAINTIFFS,             )
                                          )
            V.                            )
                                          )
COLIN B. BIER, S. DAVID HILLSON, MARC E.  )
LANSER, ROBERT LANGER, E. CHRISTOPHER     )
PALMER, STEPHEN PECK,                     )
                                          )
                  DEFENDANTS,             )
                                          )
                       AND                )
                                          )
BOSTON LIFE SCIENCES, INC.,               )
                                          )
                                          )
NOMINAL DEFENDANT.                        )
------------------------------------------

                                    COMPLAINT

            Plaintiffs Ingalls & Snyder, LLC ("I&S"), Ingalls & Snyder Value Partners, L.P. ("ISVP"), Thomas O. Boucher, Jr. ("Boucher") and Robert L. Gipson ("Gipson") (collectively, "Plaintiffs"), by their undersigned attorneys, bring this Complaint against Defendants Colin B. Bier, S. David Hillson, Marc E. Lanser, Robert Langer, E. Christopher Palmer and Stephen Peck (collectively, the "Individual Defendants"), and Nominal Defendant Boston Life Sciences, Inc. ("BLSI" or the "Company"), alleging as follows:

                              NATURE OF THE ACTION

            1. Plaintiffs bring this action individually and derivatively to remedy breaches of fiduciary duty by the Individual Defendants, who constitute the Board of Directors of BLSI (the "Board"), in connection with their scheme to entrench the current members of the Board. Upon learning that Plaintiffs intended to solicit proxies to remove some or all of the Company's incumbent directors, the Board attempted to deploy the Company's Rights Agreement in an improper and inequitable manner against Plaintiffs. As a result of the Board's improper utilization of the Rights Agreement, on November 13, 2003, Plaintiffs commenced an action styled INGALLS & SNYDER, LLC V. BIER, Del. Ch., C.A. No. 064-N (the "Rights Agreement Action"), seeking declaratory and injunctive relief to prevent the Individual Defendants from improperly deploying the Rights Agreement for the sole purpose of entrenching themselves.

            2. As part and parcel of its entrenching actions, while engaged in settlement discussions with Plaintiffs regarding the Rights Agreement Action, the Board furtively arranged the issuance of $8 million in convertible preferred stock and warrants (the "Financing Transaction"), which was announced on December 9, 2003. The effect of the Financing Transaction is to substantially dilute the voting power of common stockholders, including Plaintiffs. Upon information and belief, the Individual Defendants entered into the Financing Transaction for the purpose of entrenching themselves in response to Plaintiffs' announced intent to conduct a proxy contest. Indeed, although Plaintiff Gipson had expressed a desire to participate in a financing on materially better terms than that obtained by the Board in connection with the Financing Transaction, the Board nevertheless failed to contact any of Plaintiffs regarding the Financing Transaction. Instead, in the absence of a pressing need for new capital, the Board covertly secured alternative, less favorable financing that placed a substantial block of voting power in management-friendly hands and significantly diluted the voting power of Plaintiffs and the other common stockholders.

            3. Having severely undercut Plaintiffs' proposed proxy contest through the dilutive Financing Transaction, and faced with the prospect of imminent relief to rectify their improper and inequitable efforts to deploy the Rights Agreement, the Board acted to moot the Rights Agreement Action by amending the Rights Agreement. The board amended the Rights Agreement, among other things, to clarify that Mr. Boucher was intended to be an "Exempt Person" and to confirm that the Rights Agreement would not be triggered by reason of a proxy contest to remove directors. Although the Board abandoned its initial entrenchment maneuver using the Rights Agreement, the Board has continued its effort to frustrate stockholders' suffrage through the Financing Transaction. Upon information and belief, that transaction was entered into by the Board for the purpose of precluding the Individual Defendants' removal from office so that they could retain the financial and other perquisites of office. Moreover, the Board's failure to consider known financing alternatives that would be more beneficial to the Company has caused significant harm to the Company and its shareholders. As such, in this action, Plaintiffs seek equitable and monetary relief to remedy the breaches of fiduciary duty committed by the Individual Defendants in connection with the Financing Transaction.

                                   THE PARTIES

            4. Plaintiff I&S is a New York limited liability company located in New York, New York. The primary purpose of I&S is to act as a broker/dealer and investment advisor. I&S holds directly on behalf of certain customers in brokerage accounts over which it has investment discretion 60,800 shares of common stock of BLSI. I&S is the investment adviser for ISVP and, accordingly, I&S shares the power to dispose of the BLSI securities owned by ISVP.

            5. Plaintiff ISVP is a New York limited partnership located in New York, New York. The principal business of ISVP is to act as a private investment partnership. ISVP owns $4,350,500 principal amount of convertible senior secured promissory notes issued by BLSI, which may be converted into 4,350,500 shares of BLSI common stock (the "Notes"). In addition, ISVP owns warrants pursuant to which it has the right to purchase 500,000 shares of BLSI common stock at a price of $2.16 per share (the "ISVP Warrants").

            6. Plaintiff Thomas O. Boucher, Jr. is a Managing Director of I&S and a general partner of ISVP. Boucher owns directly 250,000 shares of BLSI common stock.

            7. Plaintiff Robert L. Gipson is a Senior Director of I&S and a general partner of ISVP. Mr. Gipson owns 1,838,000 shares of BLSI common stock (which includes 4,000 shares owned by his wife), 50,000 warrants of BLSI entitling him to purchase one share of common stock per warrant at a price of $2.15 per share (the "$2.15 Warrants"), and 1,000,000 warrants of the Company (the "$2.00 Warrants") entitling him to purchase one share per warrant at a price of $2.00 per share. Mr. Gipson has discretionary authority to dispose of 60,000 shares of BLSI common stock held by I&S on behalf of its customers in brokerage accounts. As general partners of ISVP, Messrs. Gipson and Boucher share the power to vote and to dispose of any shares held by ISVP.

            8. Defendant Colin B. Bier ("Bier") is a director of BLSI and has been a member of the Board since February 1996. As of April 15, 2003, Bier was the owner of 10,010 shares of common stock, and options exercisable for an additional 251,143 shares of common stock. Bier is subject to the jurisdiction of this Court by reason of 10 DEL. C. ss. 3114.

            9. Defendant S. David Hillson ("Hillson") is a director of BLSI and has been Chairman of the Board since September 1996. Hillson served as President and Chief Executive Officer of BLSI from June 1995 to March 2003. As of April
15, 2003, Hillson was the owner of 102,000 shares of common stock, and options exercisable for an additional 1,152,230 shares of common stock. Hillson is subject to the jurisdiction of this Court by reason of 10 DEL. C. ss. 3114.

            10. Defendant Marc E. Lanser ("Lanser") is a director of BLSI and has been Executive Vice President, Chief Scientific Officer and a director of BLSI since 1992 and was named President and Chief Operating Officer of BLSI in September 2003. As of April 15, 2003, Lanser was the owner of 51,750 shares of common stock, and options exercisable for an additional 745,420 shares of common stock. Lanser is subject to the jurisdiction of this Court by reason of 10 DEL.
C. ss. 3114.

            11. Defendant Robert Langer ("Langer") is a director of BLSI and has been a member of the Board since June 2000. As of April 15, 2003, Langer was the owner of options exercisable for an additional 136,814 shares of common stock. Langer is subject to the jurisdiction of this Court by reason of 10 DEL. C. ss. 3114.

            12. Defendant E. Christopher Palmer ("Palmer") is a director of BLSI and has been a member of the Board since 1992. As of April 15, 2003, Palmer was the owner of 46,500 shares of common stock, and options exercisable for an additional 231,966 shares of common stock. Palmer is subject to the jurisdiction of this Court by reason of 10 DEL. C. ss. 3114.

            13. Defendant Stephen Peck ("Peck") is a director of BLSI and has been a member of the Board since June 2002. As of April 15, 2003, Peck was the owner of 20,000 shares of common stock, and options exercisable for an additional 17,500 shares of common stock. Peck is subject to the jurisdiction of this Court by reason of 10 DEL. C. ss. 3114.

            14. Nominal Defendant BLSI is a publicly-held Delaware corporation with its principal place of business in Boston, Massachusetts. BLSI is a development stage biotechnology company engaged in the research and development of biopharmaceutical products. According to its Form 10-Q filed with the SEC on November 14, 2003, as of November 10, 2003, BLSI had 32,469,588 Shares outstanding. The Individual Defendants constitute all of the current members of the Board.

                         PLAINTIFFS' INVESTMENT IN BLSI
                   AND THE AMENDMENTS TO THE RIGHTS AGREEMENT

            15. Since its formation, BLSI has undertaken multiple private placements to raise capital. Plaintiffs have participated in several of those private placements, investing (together with others introduced to the Company by Plaintiffs) over $14 million in the Company. Following Plaintiffs' investments in the Company, I&S holds directly on behalf of certain customers in brokerage accounts over which it has investment discretion 60,800 shares of common stock of BLSI. ISVP owns $4,350,500 principal amount of convertible senior secured promissory notes issued by BLSI, which may be converted into 4,350,500 shares of common stock of BLSI (previously defined as the "Notes"). ISVP also owns warrants that entitle it to purchase 500,000 shares of BLSI common stock at a price of $2.16 per share (previously defined as the "ISVP Warrants"). Plaintiff Boucher owns directly 250,000 shares of BLSI following his investment in the Company. After his investment in the Company, Mr. Gipson owns 1,838,000 shares of BLSI common stock (including 4,000 shares owned by his wife), 50,000 warrants of BLSI entitling him to purchase one share per warrant at a price of $2.15 per share (the "$2.15 Warrants"), as well as warrants (previously defined as the "$2.00 Warrants") entitling him to purchase 1,000,000 shares of BLSI common stock at a price of $2.00 per share.

            16. Plaintiff Gipson initially invested in the Company in February 2002, when he purchased in a private placement by the Company 200,000 shares of BLSI common stock and the $2.15 Warrants, for an aggregate purchase price of $430,000.

            17. In July 2002, ISVP loaned $4,000,000 to the Company and received the Notes, which bear interest at a rate of 10% per annum and are convertible into BLSI common stock, initially at a conversion price of $2.16 per share. As part of this investment, ISVP also received the ISVP Warrants, exercisable at a price of $2.16 per share, which entitles it to purchase 500,000 shares of BLSI common stock. Interest on the Notes is "payable in kind" through the issuance of additional Notes, and the Company paid interest in December 2002 and June 2003 in that manner.

            18. In November 2002, a major shareholder of the Company sold its holdings of warrants to purchase 1,820,123 shares of BLSI common stock, and Mr. Gipson purchased 1,000,000 of such warrants. As part of the transaction, the Company reduced the exercise price of those warrants from $2.15 per share to $2.00 per share, extended their expiration date from September 22, 2004 to December 31, 2006 and eliminated certain reset and antidilution provisions. In connection with this transaction, the Company also reduced the conversion price of the Note from $2.16 per share to $2.00 per share. In addition, the Board agreed to amend the Rights Agreement to specifically exempt Plaintiffs I&S, ISVP and Gipson from the definition of an Acquiring Person.

            19. Shortly thereafter, the Company again sought the assistance of Plaintiffs in raising additional capital. In December 2002, Defendant Hillson, then Chief Executive Officer of BLSI, met with Mr. Gipson and offered to make Robert Rosenthal Chief Executive Officer of BLSI if that would give Mr. Gipson sufficient confidence in the future of BLSI to induce Mr. Gipson to assist BLSI in raising capital in a private placement of common stock. Mr. Gipson agreed to assist BLSI, and on March 12, 2003, the Company sold 10,000,000 shares of its common stock in a private placement at a purchase price of $1.00 per share to a group of investors introduced to BLSI by Mr. Gipson. In this transaction, Mr.

Gipson bought 1,150,000 shares, Mr. Gipson's brother bought 1,000,000 shares, Mr. Boucher bought 250,000 shares and other Managing Directors of I&S bought 1,475,000 shares. Subsequent to the closing of that private placement, Robert Rosenthal was named Chief Executive Officer of BLSI.

            20. In connection with the March 2003 private placement, ISVP and Gipson agreed to restrictions on the voting of any shares of common stock issued to them prior to June 1, 2005 pursuant to their conversion or exercise of the Notes, ISVP Warrants, and $2.00 Warrants. The restrictions provide that if either ISVP or Gipson converts or exercises all or any portion of the Notes, ISVP Warrants or $2.00 Warrants prior to June 1, 2005, they will not vote the shares received, deposit them in a voting trust, subject them to any other agreement or arrangement with respect to voting, or communicate with others regarding a vote of those shares in opposition to any matter that has been recommended by the Board or in favor of any matter that has not been approved by the Board.

            21. In recognition of these restrictions, and in an effort to encourage Plaintiffs to participate in the March 2003 private placement, the Board again amended the definition of "Exempt Person" under the Rights Agreement. Among other things, that amendment provided that I&S, ISVP, Gipson and their affiliates shall not be deemed to beneficially own the shares issuable upon conversion or exercise of the Notes, ISVP Warrants and $2.00 Warrants for purposes of the Rights Agreement.

                     PLAINTIFFS REQUEST A SPECIAL MEETING OF
               STOCKHOLDERS FOR THE PURPOSE OF REMOVING DIRECTORS


            22. On September 22, 2003, the Company's  Chief  Executive  Officer,
Robert J. Rosenthal, resigned. In addition, William L.S. Guinness, an independent director, simultaneously resigned from the Board. Plaintiffs believe that actions by Defendant Hillson and certain other directors undermined Dr. Rosenthal's ability to act as Chief Executive Officer. Plaintiffs believe that Mr. Hillson and certain other directors are not the appropriate persons to select Dr. Rosenthal's replacement or to manage the Company. Accordingly, Plaintiffs have announced publicly that they may solicit proxies for the removal of some or all of the Company's directors.

            23. Plaintiffs first publicly disclosed their dissatisfaction with the Board in a Schedule 13D, filed with the SEC on or about September 29, 2003. In the Schedule 13D, Plaintiffs indicated their belief that the departure of Dr. Rosenthal as Chief Executive Officer would adversely affect the value of the Company's common stock. In addition, the Schedule 13D indicated Plaintiffs' belief that "Mr. Hillson and certain other Directors are not the appropriate persons to manage the Company or to select a replacement Chief Executive Officer." The Schedule 13D further indicated that Plaintiffs may request that the Company call a special meeting of stockholders to allow stockholders to vote to remove some or all incumbent directors or to elect new directors, or both. In connection therewith, Plaintiffs disclosed that they planned to solicit proxies of other stockholders in favor of changes in the Board.

            24. Subsequently, Plaintiffs Gipson and Boucher sent a letter to BLSI's directors, dated October 13, 2003, requesting that the Board call and hold a special meeting of stockholders to consider:

            (1) The immediate removal of David Hillson and Marc Lanser as directors of BLSI; and

            (2) The recommendation to the Board that the number of directors comprising the entire Board be reduced to five.

The October 13 letter also stated that should the Board call a special meeting, Messrs. Boucher and Gipson intend to solicit proxies in favor of their two proposals. The letter was filed publicly in an amendment to Plaintiffs' Schedule 13D.

                  THE DIRECTORS TAKE THE UNSUPPORTABLE POSITION
                  THAT THE RIGHTS AGREEMENT HAS BEEN TRIGGERED

            25. In response to Gipson's and Boucher's letter requesting the Board to call a special meeting of stockholders, the Board took the position for the first time that Plaintiffs may have triggered the Rights Agreement. A letter from BLSI's counsel, dated October 14, 2003, expressed the Board's view that Mr. Boucher may be deemed to beneficially own all of the securities held by I&S, ISVP and Gipson, and that because the Board did not consider Boucher an Exempt Person under the Rights Agreement, he had surpassed the normal 15% threshold necessary to trigger the Rights Agreement. The Board also indicated that it had taken action to delay the Distribution Date, but refused to provide Plaintiffs with any information regarding such action.

            26. The Board's position that the Rights Agreement had been triggered because Plaintiffs intended to solicit proxies to remove some or all of the directors was premised on a tortured and untenable interpretation of the Rights Agreement. Among other things, the Board's position ignored express exceptions to the definition of "Beneficial Ownership" in the Rights Agreement. Pursuant to those exceptions, Beneficial Ownership of securities cannot be attributed to a person or group if the "agreement, arrangement or understanding" that might otherwise result in such attribution "is made in connection with, or is to otherwise participate in, a proxy or consent solicitation made, or to be made" pursuant to the rules and regulations under the Securities Exchange Act. The Board's strained interpretation also ignored, among other things, "Exempt Person" and "Excluded Securities" provisions of the Rights Agreement that were specifically included to persuade Plaintiffs to purchase the Company's securities and to ensure that the Rights Agreement would not be triggered by Plaintiffs' ownership of those securities.

            27. The Board's efforts to thwart a proxy contest by threatening to deploy the Rights Agreement against Plaintiffs constituted an egregious breach of the Individual Defendants' fiduciary duties of good faith and loyalty to BLSI and its stockholders. The Board was not presented with a situation in which Plaintiffs had made a hostile offer to acquire BLSI at an inadequate price or in which they had otherwise taken action that could reasonably be deemed to constitute a cognizable threat to BLSI or its stockholders. Plaintiffs had merely announced publicly their displeasure with the directors and an intent to solicit proxies for the removal of some or all of those directors. Under the Rights Agreement, the Board has clear authority, even if a person or group already has become an "Acquiring Person," to amend the Rights Agreement in any way, to postpone the Distribution Date, and to redeem the Rights. The Board also has broad interpretive powers under the Rights Agreement. Rather than exercising those powers in an appropriate manner consistent with their fiduciary obligations to BLSI and its stockholders, the directors instead adopted a plainly untenable interpretation of the Rights Agreement and threatened to deploy it against Plaintiffs for the sole purposes of entrenching themselves and depriving Plaintiffs and the other stockholders of BLSI of their fundamental voting rights.

            28. In order to rectify the Board's breaches of fiduciary duty, Plaintiffs herein filed the Rights Agreement Action on November 13, 2003. The Rights Agreement Action sought, among other things, a declaration that the Rights Agreement had not been triggered and injunctive relief to prevent the Rights Agreement from being triggered. Plaintiffs moved for a temporary restraining order and to expedite the proceedings in the Rights Agreement Action.

            29. Apparently aware that their position was wholly lacking in merit, the Board took steps to avoid litigating the Rights Agreement Action while they were secretly arranging the Financing Transaction. By letter dated

November 26, Defendants agreed that, absent five days prior written notice to Plaintiffs, the Company would not declare that a Distribution Date had occurred under the Rights Agreement by virtue of the actions, events or transactions described in Plaintiffs' Schedule 13D filings. Based on that development, Plaintiffs agreed to withdraw their motion for a temporary restraining order and, at the urging of Defendants' counsel, Plaintiffs agreed to request the Court to postpone decision on Plaintiffs' motion to expedite so that the parties could enter into settlement discussions with the intent of resolving the entire dispute between them. Defendants' counsel requested that Plaintiffs put together a settlement proposal that would include proposed amendments to the Rights Agreement and that Plaintiffs submit it to Defendants for their consideration. On December 8, 2003, Plaintiffs circulated a proposed form of Settlement
Agreement to Defendants' counsel. The proposed form of Settlement Agreement contemplated, among other things, amendments to the Rights Agreement to clarify that Mr. Boucher would be an "Exempt Person" and confirming that a person shall not be deemed to beneficially own securities held by another person by virtue of the fact that such persons have an agreement, arrangement or understanding to solicit proxies to elect or remove directors or to nominate an individual for election to the Board. In addition, Plaintiffs requested that the Company agree not to issue voting securities prior to its next annual meeting.

                            THE FINANCING TRANSACTION

            30. While the parties were engaged in settlement discussions, the Company was surreptitiously arranging an $8 million private placement (previously defined as the "Financing Transaction"), which substantially diluted the voting power of the Company's existing stockholders. BLSI publicly announced the Financing Transaction the day after Plaintiffs submitted their settlement proposal. Pursuant to the Financing Transaction, BLSI issued new Series E cumulative convertible preferred stock (the "Convertible Preferred Stock") and warrants raising gross proceeds of $8 million. The Company did not file a current report on Form 8-K with regard to the Financing Transaction until five business days after publicly announcing such Transaction.

            31. In connection with the Financing Transaction, the Company issued and sold 800 shares of Convertible Preferred Stock, accompanied by warrants to purchase 2,880,000 shares of common stock to undisclosed investors. The purchase price for each share of Convertible Preferred Stock was $10,000. Each share of Convertible Preferred Stock is convertible into 8,000 shares of common stock based on an initial conversion price of $1.25 per share. Accordingly, the undisclosed holders of the newly issued shares of Convertible Preferred Stock have the right to convert such shares into 6,400,000 shares of common stock, as well as a right to purchase an additional 2,880,000 shares of common stock pursuant to the warrants.

            32. Under the Certificate of Designations, Rights and Preferences fixing the terms of the Convertible Preferred Stock, each holder of Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which its shares of Convertible Preferred Stock could be converted on the record date for the taking of a vote, assuming a conversion price of $1.48 per share. Thus, based on the 32,469,588 shares of common stock outstanding as of November 10, 2003, the holders of the newly issued Convertible Preferred Stock have approximately 14.3% of the current voting power of the Company. Assuming that such Convertible Preferred Stock was converted and all of the related warrants were exercised, BLSI's hand-picked investors in the Financing Transaction would own 9,280,000 shares of BLSI common stock, or 22.2% of the voting power of the Company.

            33. In a transparent effort to avoid disclosing the identity of the parties to whom the shares of Cumulative Preferred Stock and warrants were issued, the Certificate of Designations, Rights and Preferences purports to cap the voting power of shares of Cumulative Preferred Stock held by any person or group. The Certificate of Designations provides that the number of shares of common stock deemed to be owned for voting purposes by any "group" (within the meaning of Section 13(d) of the Exchange Act) shall not exceed 4.99% of the total number of shares of common stock issued and outstanding. That cap, however, is illusory. Indeed, the Certificate of Designations, Rights and Preferences further provides that the holders of Convertible Preferred Stock shall have the right "to choose not to be governed by the Beneficial Owner Cap" by providing notice to BLSI. Accordingly, the Board has issued shares effectively having 14.3% of the Company's outstanding voting power to undisclosed, and apparently more management-friendly, investors.

            34. The Financing Transaction was entered into by the Board without considering any alternative form of transaction or alternative investors, notwithstanding the Board's prior knowledge that more favorable terms were likely available. On or about October 28, 2003, in connection with seeking information regarding the Board's action as it related to the Rights Agreement, Plaintiffs' counsel learned from counsel to BLSI that BLSI might be considering a financing transaction involving the issuance of BLSI securities. Thereafter, Plaintiffs' counsel advised counsel to BLSI both orally and in writing that BLSI should "advise [Gipson] of the terms of any such proposed [financing] transaction, since he is potentially interested in making a competing proposal that could be more favorable to BLSI." Notwithstanding Gipson's willingness to provide the Company with the most favorable financing terms, the Board failed or refused to contact any of Plaintiffs prior to entering into the Financing Transaction. Upon information and belief, there were other third parties also willing to offer more favorable terms to the Company in connection with a financing transaction. As such, the Board consciously failed to consider and evaluate known and readily achievable alternatives that likely would have provided better terms to the Company and its stockholders and instead pursued a less favorable alternative, at a discount to the market. Upon information and belief, the Individual Defendants took that action in response to Plaintiffs' announced intent to solicit proxies to remove some or all of the directors and for the purposes of placing voting power in management-friendly hands and to dilute the voting power of Plaintiffs and the other common stockholders.

            35. The Company announced that it would use $5 million of the $8 million in gross proceeds from the Financing Transaction was used to obtain the release of collateral securing the Notes held by ISVP (although that has not yet occurred). Since there was no indication that the Notes were near default or that such collateral was in danger of foreclosure, there appears to be no legitimate business reason to use the Company's precious capital-raising resources to undo collateral arrangements established less than 18 months earlier.

            36. The action taken by the Board to quickly consummate the Financing Transaction without considering any alternatives and in the absence of a pressing need of funds was undertaken as part and parcel of the Individual Defendants' scheme to remain in office by interfering with Plaintiffs' efforts to conduct a proxy contest. Indeed, the Individual Defendants initially sought to use the Rights Agreement to bludgeon Plaintiffs' efforts to vote for and solicit proxies for the removal of directors. When Plaintiffs failed to retreat and brought litigation challenging the Individual Defendants' entrenchment scheme, Defendants sought to delay and misdirect Plaintiffs with settlement discussions while surreptitiously arranging a more potent entrenchment scheme -- the Financing Transaction.

            37. The Financing Transaction has caused a significant dilution of the voting power of common stockholders, made it more difficult for Plaintiffs to wage a proxy contest, and was accepted under circumstances in which the Board knew more favorable financial terms were likely available. Moreover, the Board's failure to pursue the best available terms in connection with the Financing Transaction has caused significant financial harm to the Company. The Board's actions constitute breaches of the fiduciary duties of due care, good faith and loyalty.

            38. Upon information and belief, the Individual Defendants' effort to remain in office also were motivated, in part, by their desire to avoid the possibility that a new board would consider all available alternatives, including whether a sale of the Company in the near term would be in the best interest of the Company and its stockholders. A sale of the Company in the near term likely would lead to loss of the directors' options, which are not now "in the money." Upon information and belief, the Individual Defendants are concerned that if Plaintiffs are successful in removing some or all of the members of the Board, the new board will consider all potential alternatives for the Company, including a short-term sale. Although such a sale might be in the best interests of the stockholders, it would be financially detrimental to the Individual Defendants because they likely would lose the possibility of exercising their options in the future. Accordingly, in addition to acting to entrench themselves to maintain the financial and other perquisites that accompany their service as directors, the Individual Defendants' entrenchment actions have also been motivated by a desire to ensure that they retain their options.

                  THE BOARD AMENDS THE RIGHTS AGREEMENT TO MOOT
      CERTAIN CLAIMS ASSERTED BY PLAINTIFFS IN THE RIGHTS AGREEMENT ACTION

            39. Based on Defendants precipitous act of entering into the Financing Transaction, Plaintiffs renewed their motion to expedite by letter to the Court, dated December 12, 2003. The Court scheduled argument on Plaintiffs' motion for December 29, 2003.

            40. Aware that their interpretation of the Rights Agreement was untenable and that their efforts to utilize the Rights Agreement to deter a proxy contest seeking to remove some or all of the directors constituted a breach of their fiduciary duties, on or about December 22, 2003, Defendants amended the Rights Agreement by adopting wholesale the amendments previously requested by Plaintiffs in their settlement proposal. Specifically, the Board declared that a "Distribution Date" had not occurred under the Rights Agreement. The Board also amended the Rights Agreement, among other things, (1) to expressly include Mr. Boucher within the definition of "Exempt Person" and (2) to confirm that a Person shall not be deemed to beneficially own securities held by another Person solely by reason of the fact that such Persons have an agreement, arrangement or understanding to vote such securities, if such agreement, arrangement or understanding is for the purpose of (i) soliciting revocable proxies or consents to elect or remove directors of the Company pursuant to a proxy or consent solicitation made or to be made pursuant to, and in accordance with, the applicable proxy solicitation rules and regulations promulgated under the Exchange Act, and/or (ii) nominating one or more individuals (or being nominated) for election to the Board or serving as a director of the Company. The amendment to the Rights Agreement effectively provided Plaintiffs with the relief they sought on their claims relating to the Rights Agreement and, therefore, mooted such claims. Notwithstanding that action, the entrenching Financing Transaction continues to cause significant harm to the Company and its shareholders.

                                DEMAND IS EXCUSED

            41. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            42. To the extent any of the claims asserted herein could be deemed derivative in nature, demand is excused.

            43. All of the members that serve on the Board suffer from a debilitating self-interest that would preclude them from considering a demand in connection with the exercise of their business judgment. As set forth above, the Board initially adopted a strained interpretation of the Rights Agreement for the purpose of entrenchment in an effort to retain the financial and other perquisites of office. As a further indication of the Individual Defendants' entrenchment motive, the Board entered into the Financing Transaction following Plaintiffs' announced intent to conduct a proxy contest. That action significantly diluted the voting power of common stockholders. Moreover, notwithstanding Plaintiff Gipson's offer to provide better terms to the Company in connection with a financing, the Board consciously failed or refused to evaluate or pursue Gipson's offer of better terms and instead obtained less favorable financing terms for the purpose of diluting the common stockholders and insuring that the Individual Defendants would remain in office.

            44. The actions taken by a majority of the members of the Board to entrench themselves were motivated by the self-interested desire to retain the financial and other perquisites that accompany their service as directors, and also to ensure that a new board would not be in a position to consider strategic alternatives that, although beneficial to the Company and its stockholders, might result in the loss of the Individual Defendants' options. Such willful disregard of known alternatives for self-motivated purposes constituted a violation of the Individual Defendants' fiduciary duties of due care, good faith, and loyalty, as a result of which their actions are not protected by the business judgment rule. Thus, the Individual Defendants' decision to enter into the Financing Transaction was tainted by financial self-interest, thereby excusing demand on the Board as futile to the extent the claims asserted herein could be deemed derivative in nature.

                                CLAIM FOR RELIEF

            45. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            46. In connection with their entrenchment scheme, the Individual Defendants publicly announced the Financing Transaction on or about December 9, 2003. The Financing Transaction follows closely Plaintiffs' announced intent to pursue a proxy contest and is part and parcel of Defendants' concerted efforts to entrench themselves and to retain control of BLSI for their own personal benefit and to the detriment of the Company and its stockholders. As explained above, the effect of the Financing Transaction is to significantly dilute the common stockholders of the Company by providing the investors in the transaction with approximately 14.3% of the outstanding voting power of the Company (or 22.2% if the new securities are fully converted and exercised), which, together with shares currently owned by the directors, constitutes a significant block of voting power.

            47. Prior to the time the Board approved the Financing  Transaction,
Plaintiffs' counsel advised that BLSI should contact Mr. Gipson because he was "interested in making a competing proposal that could be more favorable to BLSI." Despite that offer, the Board consciously chose to ignore the opportunity to negotiate better terms. Instead, the Board accepted financing on less
favorable   terms   for  the   purpose   of   placing   voting   power  in  more
"management-friendly" hands as part of their overall scheme to hinder Plaintiffs' efforts to conduct a proxy contest, and retain the financial and other perquisites of office.

            48. The Individual Defendants' desire to retain control is motivated by their desire to retain the financial and other perquisites that accompany their service as directors, and also to ensure that they will retain their options. Upon information and belief, Defendants fear that a new Board would evaluate all potential strategic alternatives, including the short-term sale of the Company. Such a sale, although potentially beneficial to the stockholders, would financially harm the Individual Defendants because they would receive nothing for their options. Thus, motivated by financial self-interest, the Individual Defendants have acted to the detriment of the Company and its stockholders in breach of the director's duties of care, loyalty, and good faith. Accordingly, the Court should order such equitable relief as the Court finds appropriate, including but not limited to injunctive relief and/or the fixing of an appropriate record date, so that the incumbent directors are not unjustly benefited and do not have an opportunity to receive additional votes in their favor by reason of their breaches of fiduciary duty in connection with the Financing Transaction.

            49. The decision to enter into the Financing Transaction has also caused significant financial harm to the Company. Since the Board's self-interested approval of the Financing Transaction, the market price of BLSI common stock has plummeted. The drop in market price appears to be a direct result of the Board's self-interested decision to enter into the Financing Transaction. Motivated by financial self-interest, and in breach of their fiduciary duties of due care, good faith, and loyalty, the Individual Defendants accepted the terms of the Financing Transaction while consciously disregarding or failing to pursue a known alternative that would have been more favorable to the Company and its stockholders. The Individual Defendants should be ordered to compensate the Company and its stockholders for the financial harm caused by their wrongful conduct.

            WHEREFORE, Plaintiffs respectfully request that the Court enter an order:

            A. Requiring the Individual Defendants to compensate the Company and its stockholders for the financial harm caused by entering into the Financing Transaction in breach of their fiduciary duties;

            B. Ordering such equitable relief as the Court finds appropriate, including but not limited to injunctive relief and/or the fixing of an appropriate record date, so that the incumbent directors are not unjustly benefited and do not have an opportunity to receive additional votes in their favor by reason of their breaches of fiduciary duty in connection with the Financing Transaction;

            C. Awarding Plaintiffs their attorneys' fees and expenses in connection with this action; and

            D. Granting such further and additional relief as the Court finds just and proper.


                                         POTTER ANDERSON & CORROON LLP


                                         By:
                                            ------------------------------------
                                            Michael A. Pittenger (#3212)
                                            Brian C. Ralston (#3770)
                                            Catherine A. Strickler (#4310)
                                            Hercules Plaza, 6th Floor
                                            1313 North Market Street
                                            Wilmington, Delaware  19899
                                            (302) 984-6000
                                         Attorneys for Plaintiffs Ingalls &
                                         Snyder, LLC, Ingalls & Snyder Value
Dated:  December 31, 2003                Partners, L.P., Thomas O. Boucher, Jr.
615101v2                                 and Robert L. Gipson